SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2024
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-held Company Corporate

Taxpayer ID (CNPJ/ME) No. 33.042.730/0001-04

Company Registry (NIRE) No. 35-3.0039609.0

NOTICE TO THE MARKET

(resubmission of the Notice to the Market published on October 16, 2024, in response to a request from the CVM)

Companhia Siderúrgica Nacional (B3: CSNA3; NYSE: SID) (“CSN” or “Company”) hereby informs its shareholders and the market in general that, in a Board of Directors Meeting (“BDM”) held on October 15, 2024, it was decided to approve a Non-Binding Proposal (“Term Sheet”) with Itochu Corporation for the sale of a minority stake of up to 11% (eleven percent) in its subsidiary CSN Mineração (B3: CMIN3) (“CMIN”), at a price per share of R$7.50 (seven reais and fifty cents) (“Potential Transaction”). The manner of payment, any adjustments, and other conditions of the deal are still under negotiation and have not been finalized by the parties.

The consummation of the Potential Transaction is subject to the prior approval of CSN and ITOCHU Corporation, and the final terms are subject to the execution of definitive documents, which will include usual conditions for transactions of this nature, such as approval by the Administrative Council for Economic Defense – CADE. CSN understands that the governance and control structure of CMIN will not be affected.

CSN commits to keeping its shareholders and the market in general duly informed about any relevant developments related to this negotiation, in accordance with applicable legislation.

São Paulo, October 16, 2024

Antonio Marco Campos Rabello

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 17, 2024

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Antonio Marco Campos Rabello
Antonio Marco Campos Rabello Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.